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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 January 2003

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

EXPLANATORY NOTE

        This report of Form 6-K contains the following press releases:

  •
  The announcement of the third quarter 2002 results, dated 28 October 2002;

  •
  The announcement that TPG disagrees with the tariff decision of Ministry of Economic Affairs, dated 18 November 2002; and

  •
  The announcement that TPG is in the first group to win long-term mail licence in the UK, dated 23 December 2002.

HIGHLIGHTS

Amsterdam, 28 October 2002

HIGHLIGHTS OF THIRD QUARTER 2002 RESULTS

  •
  Satisfactory profit growth in difficult markets (operating income up 6.1%, net income up 2.1%)

  •
  Continued strong cash performance (free cash flow up 190%)

  •
  Solid Mail revenue growth and stable margin despite accelerating volume declines

  •
  Strong Express revenue growth and margin improvement

  •
  Continued revenue and margin pressures in Logistics but good new contract wins

TPG	Q3 2002	Q3 2001	% Change	YTD 2002	YTD 2001*	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	2,805	2,642	6.2%	8,602	8,205	4.8%
Earnings from operations	222	210	5.7%	825	765	7.8%
EBITA	230	214	7.5%	818	835	-2.0%
Operating Income (EBIT)	191	180	6.1%	703	733	-4.1%
Net income	99	97	2.1%	387	416	-7.0%
Net income from continuing operations	99	97	2.1%	387	383	1.0%

	€	€		€	€
Earnings per share	0.21	0.20		0.81	0.88
Cash earnings per share	0.29	0.28		1.06	1.09

	€	€		€	€
Free cash flow	122	42	190.5%	525	253	107.5%
Net debt				1,511	1,724	-12.4%

*
YTD 2001 includes net one-off gains of €81million pre-tax and €63 million after tax in respect of the sale of non-core business, the sale of real estate and Australia restructuring costs (see Notes 2 and 3 to the Financial Statements).

Third quarter group overview

        TPG has delivered a strong overall performance in the third quarter of 2002, with revenues increasing by 6.2% and group operating income growing by 6.1% compared with the same quarter last year. Net income from continuing operations increased by 2.1%. These positive developments are particularly satisfying given the continuing difficult economic conditions in many of the markets in which we operate.

        Cash flow performance in the third quarter continues the improvement made in the first half of the year. Free cash flow of €122 million was generated in the quarter compared to €42 million last year. This is the result of further improved working capital management and lower capital expenditure. Both reflect the continued success of our value based management programme.

Review of operations

        Mail has achieved solid overall revenue growth and has managed to maintain a stable operating margin, despite a higher rate of decline in Dutch volumes, which had been expected. The reduction in print media expenditure, both in the Netherlands and across Europe generally, continues to adversely impact direct mail and data management activities, whilst electronic substitution further impacts volume development. In the Netherlands, the development of the cost flexibility programme is progressing well and in line with the agreed timetable.

        Outside the Netherlands, the main focus has been on the expansion of our European Mail Networks and Data and Document Management (DDM) businesses. In the UK, we have received an interim licence to deliver bulk mail and have applied for a full term licence to take effect in 2003. The various DDM activities have now been consolidated under the brand name Cendris.

        Express has continued to perform strongly with little or no help from the wider macro economic environment. Organic revenue growth of 6.3% remains impressive in the circumstances, as does the continued improvement in operating margins. As before, the main drivers behind the success of the Express business are the focus on revenue quality yield and network capacity control. The overall picture is helped further by the progressive turnaround in the Australia business.

        Logistics organic growth improved in the quarter to 7.0% due to the impact of new contracts won over the last twelve months which commenced in the quarter. Volumes on existing contracts remain low and in some cases these are below last year's levels as a result of the depressed economic situation. However, a structured programme of cost reduction initiatives has been developed to mitigate the impact on margins, as has the continued strategy of terminating any non-value adding contract on renewal. A high level of new contract wins was secured in the third quarter, which is a recognition of the quality of our operational performance, as well as evidence of the continued strong demand for outsourced logistics solutions.

Other Financial Items

        Financial expense has increased slightly in the third quarter mainly due to the extension of the debt maturity via the Eurobond, which was issued in 2001 at a higher interest rate compared to the borrowings it replaced. The effective tax rate also increased slightly mainly due to an increase in non-deductible goodwill amortisation.

Significant events in 3rd Quarter 2002

July 17	Joint co-operation agreement signed with Chilean Post Office
July 23	Contract signed with Michelin for the operation of its North American tyre
August 14	Strengthening of Auditor Independence Policy in line with the US Sarbanes-Oxley Act
August 21	TPG Post brochure "Towards Competition without Frontiers' published, containing proposals for a responsible further opening up of the Dutch postal market
August 30– September 3	The Netherlands hosts the AMPHILEX 2002 international philately exhibition
September 24	UK bulk mail interim licence received

Significant events after 30th September 2002

October 3    Agreement on Express products signed with Portuguese Post Office

Outlook

        The current world economic climate remains uncertain and shows little sign of improvement in the short term. The resulting tough trading environment is expected to continue into 2003. For the full year 2002, we expect to grow net income from continuing operations at the low end of the 5 to 10% range, in line with the outlook statement that we have consistently given, assuming stable exchange rates and no significant deterioration in the business environment.

BUSINESS HIGHLIGHTS MAIL

  •
  Solid revenue growth and stable margin

  •
  Further declines in Netherlands volumes as expected

  •
  Focus on expansion outside the Netherlands

	Q3	Q3 2001	% Change	YTD 2002	YTD 2001	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	918	900	2.0%	2,887	2,773	4.1%
EBITA	144	144	0%	557	541	3.0%
Operating margin	15.7%	16.0%		19.3%	19.5%

  •
  A solid 2.0% growth in revenues was achieved in the third quarter despite a further decline in volumes in the Netherlands in line with expectations.

  •
  The overall operating margin remained at a stable level mainly due to the application of rigorous cost efficiency controls in the Netherlands. Start-up costs in European Mail Networks and the Privver digital mailbox negatively impacted earnings by €6 million.

  •
  The quality in average transmission time for business and consumer mail in the Netherlands was 96.0% in the third quarter, consistent with the first half year.

Revenue Analysis Q3

Q3	Q3 2002	Q3 2001	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Mail Netherlands	631	620	1.8%	1.8%	0%	0%
European Mail Networks	86	74	16.2%	0%	16.2%	0%
Cross Border	155	160	-3.1%	-1.2%	0%	-1.9%
Data & Document Management	46	46	0%	-4.3%	4.3%	0%
Mail	918	900	2.0%	0.7%	1.6%	-0.3%

Revenue Analysis YTD

YTD	YTD 2002	YTD 2001	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Mail Netherlands	2,008	1,960	2.4%	2.4%	0%	0%
European Mail Networks	259	209	23.9%	5.7%	18.2%	0%
Cross Border	474	479	-1.0%	-2.5%	2.5%	-1.0%
Data & Document Management	146	125	16.8%	0%	16.8%	0%
Mail	2,887	2,773	4.1%	1.7%	2.6%	-0.2%

  •
  Overall mail organic revenue growth of 0.7% in the third quarter was at a similar level to the second quarter. Acquisitions in European Mail Networks and Data and Document Management contributed an additional 1.6% to revenue growth.

  •
  Mail Netherlands revenues grew by 1.8% in the third quarter. Total addressed mail volumes declined by 2.0% but these were more than offset by a combination of positive price and mix effects and higher residual revenue. Excluding the impact of one-off new business, there was an underlying decline of 3.8% in addressed mail volumes (2.6% decline year to date).

  •
  Domestic mail volumes fell by 3.4% mainly in the areas of letterbox mail and customised bulk mail as a result of electronic substitution and cost efficiency programmes at large clients.

  •
  Direct mail addressed volumes increased by 0.2%. However, excluding the additional one-off volumes, there was an underlying 4.5% decline, mainly due to the overall decline in marketing expenditures resulting from the negative economic environment.

  •
  Cross Border revenues fell by 3.1% in the third quarter although 1.9% of this fall was caused by negative foreign exchange movements. The Spring joint venture achieved a positive revenue growth of 5.0%, whereas the regular international mail business suffered from a loss of volumes partly due to competition from electronic alternatives.

  •
  Third quarter revenues from European Mail Networks increased by 16.2% due to first half year acquisitions including Cerilly in Italy and Redmail in Austria. Organic revenue growth slowed down due to the imposition of local environmental taxes on unaddressed mail in Belgium and the general depressed economic situation in most parts of Europe affecting direct mail.

  •
  Data and Document Management third quarter revenues were similar to last year. Organic revenue growth was negatively impacted by the decline in direct mail volumes in the Netherlands and other European countries, which affects data management activities. Mailroom revenues continue to show good revenue growth.

BUSINESS HIGHLIGHTS EXPRESS

  •
  Strong revenue and profit growth given the economic circumstances

  •
  Further improvement in operating margin

  •
  Australia continues on a steady path back to profitability

	Q3 2002	Q3 2001	% Change	YTD 2002	YTD 2001	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	1,071	1,002	6.9%	3,241	3,062	5.8%
EBITA	41	24	70.8%	148	97	52.6%
Operating margin	3.8%	2.4%		4.6%	3.2%

  •
  Express has continued the positive trend of results from the first half year, growing its revenues in the third quarter by 6.9% and improving its operating margin from 2.4% to 3.8%, through an earnings increase of over 70%.

  •
  On a year to date basis, the operating margin is 4.6%, significantly up on last year's 3.2% margin. Excluding Australia, the nine months margin is 5.6% compared to 4.3% last year.

  •
  The growth in earnings is largely due to continuous deployment in all locations of the "seven right first time processes" used in our Express business. Key amongst these processes are the application of a commercial policy aimed at winning and keeping profitable small and medium sized customers on simplified no discount tariffs and the persistent focus on providing the fastest and most reliable service for our customers.

  •
  The continued success of this commercial policy (with a further 2.8% improvement in core revenue quality yield in the third quarter) combined with strong network capacity controls remain the key drivers of margin improvement.

  •
  Australia continues to improve with a significant reduction in losses in the third quarter compared to the same period last year. The overall recovery plan remains firmly on track with a key indicator being the reduction in outstanding invoice queries from a high of 18,000 at the worst point in April last year to under 100 outstanding items now, in line with group norms.

Revenue Analysis Q3

Q3	Q3 2002	Q3 2001	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Express Europe	881	810	8.8%	6.1%	2.8%	-0.1%
Express ROW	190	192	-1.0%	7.4%	0.5%	-8.9%
Express	1,071	1,002	6.9%	6.3%	2.4%	-1.8%

Revenue Analysis YTD

YTD	YTD 2002	YTD 2001	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Express Europe	2,674	2,484	7.6%	5.2%	2.6%	-0.2%
Express ROW	567	578	-1.9%	2.1%	0.3%	-4.3%
Express	3,241	3,062	5.8%	4.5%	2.2%	-0.9%

  •
  Total Express organic revenue growth in the third quarter was 6.3%. Acquisitions (mostly Bleckmann) added 2.4%, offset by a 1.8% negative foreign exchange impact due to the weakness of key currencies against the Euro.

  •
  Organic revenue growth in Europe was 6.1% in the third quarter with core consignments increasing by 4.9% and kilos carried growing by 1.4%. The resulting reduced average weight per consignment continues the pattern set in the first half year, and reflects the beneficial impact of the commercial policy. As mentioned above, the year on year revenue quality yield improvement in the third quarter was 2.8%.

  •
  The strongest third quarter revenue growth in Europe was achieved in the UK, France, Scandinavia and Spain.

  •
  Organic revenue growth in the rest of the world (ROW) was 7.4% in the third quarter. Excluding Australia, where revenues have declined year on year, organic growth was 25.8%, with Asia achieving over 20% growth.

BUSINESS HIGHLIGHTS LOGISTICS

  •
  Improved organic growth through new contracts

  •
  High level of further new contracts wins (€225 million annualised)

  •
  Total business development pipeline value maintained

  •
  Continued pressure on margins due to economic conditions

	Q3 2002	Q3 2001	% Change	YTD 2002	YTD 2001	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	822	752	9.3%	2,492	2,296	8.5%
EBITA	37	42	-11.9%	120	127	-5.5%
Operating margin	4.5%	5.6%	4.8%	5.5%

  •
  Total logistics revenue growth in the third quarter was 9.3% with a considerable improvement being made in the organic growth rate to 7.0% aided by new contracts in line with expectations.

  •
  Operating margins, however, remained under pressure in the quarter with declining volumes in existing business, reflecting the continued depressed economic conditions in key industry sectors. A programme of cost actions has been initiated division-wide in order to improve margins.

  •
  Adverse foreign exchange movements in non Euro countries, mainly the Americas, the UK and Asia, have reduced earnings on conversion to Euros by €2 million in the third quarter (€4 million on a year to date basis).

  •
  New contracts with an annualised revenue of €225 million were won in the third quarter (€289 million including renewals). This represents a significant increase over the level of new contract wins in the first half of the year (€314 million). Contract terminations in the third quarter had an annualised revenue of €28 million.

  •
  Despite this high level of contract wins, the total value of the business development pipeline has remained relatively steady at €1.7 billion although the higher certainty element of the pipeline has slightly decreased from €0.35 billion to just under €0.3 billion. The pipeline value by sector remains more or less unchanged.

Revenue Analysis Q3

Q3	Q3 2002	Q3 2001	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Logistics	822	752	9.3%	7.0%	6.3%	-4.0%

Revenue Analysis YTD

YTD	YTD 2002	YTD 2001	% Change	Org%	Acq%	FX%
	€ mil	€ mil
Logistics	2,492	2,296	8.5%	4.2%	6.5%	-2.2%

  •
  The 7.0% organic revenue growth in the quarter was fuelled by new contract revenues which added 16.5% growth, offset by a loss of 8.5% from terminated contracts and a 1% decline in volumes from existing business.

  •
  Acquisitions (primarily Transports Nicolas and TNT DFDS Transport) contributed 6.3% to the overall revenue growth. Adverse foreign exchange movements have reduced overall revenue growth by 4.0% in the third quarter (2.2% on a year to date basis).

  •
  Third quarter revenues in Europe increased by 15.2%. North America recorded a 3.4% positive organic growth, although its total revenues fell by 11.4% due to a negative foreign exchange conversion and the impact of the termination of a joint venture in the first half year. Strong growth in revenues was achieved in the rest of the world, particularly China due to the commencement of the Anji TNT joint venture with Shanghai Automotive.

QUARTERLY INFORMATION—GROUP

Euro Million	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Group
Revenues	2,776	2,787	2,642	3,013	2,898	2,899	2,805
Earnings from operations	277	278	210	363	298	305	222
Non-allocated items	87	(22)	4	(41)	(5)	(10)	8
EBITA	364	256	214	322	293	295	230
Goodwill amortisation	(33)	(35)	(34)	(37)	(38)	(38)	(39)
Operating Income (EBIT)	331	221	180	285	255	257	191
Financial income and expenses	(30)	(26)	(29)	(8)	(27)	(25)	(31)
Income taxes	(105)	(70)	(56)	(104)	(85)	(81)	(60)
Results from affiliates		(2)	2	(1)		(3)	(1)
Minority interests				(3)		(3)
Net Income	196	123	97	169	143	145	99
Net profit on sale of non-core business	(28)	(5)		3
Net Income from continuing operations	168	118	97	172	143	145	99

Average number of shares (mil)	475.3	478.0	475.0	475.0	475.0	475.0	475.0
Earnings per share (€)	0.41	0.26	0.20	0.35	0.30	0.31	0.21
Cash earnings per share (€)	0.48	0.33	0.28	0.43	0.38	0.39	0.29

Net cash provided by operating activities	322	34	161	256	254	337	214
Capital expenditure on property, plant and equipment	(65)	(114)	(155)	(147)	(79)	(130)	(111)
Disposals of property, plant and equipment	7	27	36	21	3	18	19
Free cash flow	264	(53)	42	130	178	225	122

Number of employees	131,426	135,539	139,065	138,563	141,643	143,097	148,285
Full time equivalent employees	103,270	106,782	111,976	109,589	112,261	112,751	113,711

QUARTERLY INFORMATION—MAIL

Euro Million	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Mail
Mail Netherlands
Revenues	685	655	620	803	712	665	631
Growth %	1.5%	0.2%	4.4%	4.7%	3.9%	1.5%	1.8%

Organic	1.5%	0.2%	4.4%	4.7%	3.9%	1.5%	1.8%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Addressed mail pieces (mil)	1,393	1,328	1,225	1,618	1,412	1,333	1,201
Service quality (%)	95.0%	95.0%	96.2%	96.2%	96.1%	96.0%	96.0%
Working days	64	61	65	63	64	61	65
European Networks
Revenues	57	78	74	96	85	88	86
Growth %	3.6%	39.3%	42.3%	45.5%	49.1%	12.8%	16.2%

Organic	-5.5%	8.6%	0.2%	0.3%	16.9%	3.0%	0.0%
Acquisition	9.1%	30.7%	43.2%	45.8%	31.8%	10.1%	16.2%
Fx	0.0%	0.0%	-1.1%	-0.6%	0.4%	-0.3%	0.0%

Data & Doc Management
Revenues	35	44	46	49	50	50	46
Growth %	6.1%	18.9%	48.4%	53.1%	42.9%	13.6%	0.0%

Organic	6.1%	-3.6%	6.4%	10.3%	4.6%	0.9%	-4.3%
Acquisition	0.0%	22.5%	42.0%	42.8%	38.3%	12.7%	4.3%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Cross Border
Revenues	161	158	160	175	163	156	155
Growth %	-3.0%	-2.5%	3.2%	2.3%	1.2%	-1.3%	-3.1%

Organic	-4.1%	-1.4%	1.3%	1.1%	-3.9%	-2.5%	-1.2%
Acquisition	0.0%	0.0%	3.2%	-0.6%	3.9%	3.7%	0.0%
Fx	1.1%	-1.1%	-1.3%	1.8%	1.2%	-2.5%	-1.9%

Total Mail
Revenues	938	935	900	1,123	1,010	959	918
Growth %	1.0%	2.9%	8.2%	8.4%	7.7%	2.6%	2.0%

Organic	0.3%	0.3%	4.0%	4.0%	3.5%	0.9%	0.7%
Acquisition	0.5%	2.8%	4.9%	4.1%	4.0%	2.1%	1.6%
Fx	0.2%	-0.2%	-0.7%	0.3%	0.2%	-0.4%	-0.3%

Earnings from operations	208	189	144	240	218	195	144
Operating margin	22.2%	20.2%	16.0%	21.4%	21.6%	20.3%	15.7%

QUARTERLY INFORMATION—EXPRESS

Euro Million	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Express
Express Europe
Revenues	839	837	810	882	892	900	881
Growth %	5.8%	3.3%	1.6%	-2.3%	6.3%	7.5%	8.8%

Organic	6.1%	4.2%	3.7%	-2.0%	2.3%	6.9%	6.1%
Acquisition	0.6%	-1.3%	-1.1%	-0.1%	3.0%	1.9%	2.8%
Fx	-0.9%	0.4%	-1.0%	-0.2%	1.0%	-1.3%	-0.1%

Core consignments (mil)	32.0	31.6	28.8	33.0	32.9	33.8	30.2
Core kilos (mil)	521.8	505.8	487.3	550.2	519.8	522.5	494.3
Core revenue quality yield improvement	7.5%	5.7%	2.8%	2.2%	2.0%	2.4%	2.8%
Express ROW
Revenues	186	198	192	195	183	195	190
Growth %	-4.6%	-3.4%	-13.1%	-11.8%	-1.6%	-1.5%	-1.0%

Organic	1.0%	1.2%	-4.6%	-7.1%	-4.8%	5.0%	7.4%
Acquisition	0.0%	0.0%	0.2%	0.1%	0.5%	0.0%	0.5%
Fx	-5.6%	-4.6%	-8.7%	-4.8%	2.7%	-6.5%	-8.9%

Total Express
Revenues	1,025	1,035	1,002	1,077	1,075	1,095	1,071
Growth %	3.7%	2.0%	-1.6%	-4.2%	4.9%	5.8%	6.9%

Organic	5.1%	3.6%	2.0%	-3.0%	1.1%	6.6%	6.3%
Acquisition	0.5%	-1.0%	-0.9%	-0.1%	2.5%	1.5%	2.4%
Fx	-1.9%	-0.6%	-2.7%	-1.1%	1.3%	-2.3%	-1.8%

Working days	63	60	65	62	62	61	65
Earnings from operations	34	39	24	70	42	65	41
Operating margin	3.3%	3.8%	2.4%	6.5%	3.9%	5.9%	3.8%

QUARTERLY INFORMATION—LOGISTICS

Euro Million	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Q1 2002	Q2 2002	Q3 2002
Logistics
Revenues	722	822	752	829	818	852	822
Growth %	69.1%	72.7%	43.5%	10.2%	13.3%	3.6%	9.3%

Organic	17.5%	11.5%	10.9%	2.3%	4.4%	0.8%	7.0%
Acquisition	53.6%	61.5%	36.2%	7.7%	7.1%	6.9%	6.3%
Fx	-2.0%	-0.3%	-3.6%	0.2%	1.8%	-4.1%	-4.0%

Revenue by geography:
Europe	471	548	519	592	569	611	598
North America	200	213	175	178	190	177	155
ROW	51	61	58	59	59	64	69
Revenues by sector:
Automotive					337	331	291
Tyres					46	46	58
FMCG					131	150	179
Hi-tech electronics					94	94	86
Publishing/media					56	57	57
Other					154	174	151
Earnings from operations	35	50	42	53	38	45	37
Operating margin	4.8%	6.1%	5.6%	6.4%	4.7%	5.3%	4.5%

CONSOLIDATED STATEMENTS OF INCOME

Euro Million	Q3 2002	Q3 2001	YTD 2002	YTD 2001
Net sales	2,777	2,609	8,525	7,999
Other operating revenues	28	33	77	206
Total operating revenues	2,805	2,642	8,602	8,205
Salaries and social security contributions	971	921	2,994	2,830
Depreciation, amortisation and impairments	119	107	355	317
Other operating expenses	1,524	1,434	4,550	4,325
Total operating expenses	2,614	2,462	7,899	7,472

Operating income	191	180	703	733
Financial income and expenses	(31)	(29)	(83)	(84)

Income before income taxes	160	151	620	649
Income taxes	(60)	(56)	(226)	(232)
Results from investments in affiliated companies	(1)	2	(4)	0
Minority Interests	0	0	(3)	(1)

Net income	99	97	387	416
Effective tax rate	37.5%	37.1%	36.5%	35.7%

Net income per ordinary share and per ADS [1] (in ‡)	0.21	0.20	0.81	0.88
Net income per diluted ordinary share and per ADS [2] (in ‡)	0.21	0.20	0.81	0.88
Net income adjusted for goodwill amortisation per diluted ordinary share and per ADS[2] (in ‡)	0.29	0.28	1.06	1.09

1)
Based on the average amount of 475,020,000 ordinary shares, including ADS (2001: 475,011,556)

2)
Based on the average amount of 475,034,491 diluted ordinary shares, including ADS (2001: 475,131,076)

CONSOLIDATED CASH FLOW STATEMENTS

After proposed appropriation of net income

Euro Million	Q3 2002	Q3 2001	YTD 2002	YTD 2001
Net income	99	97	387	416
Depreciation, amortisation and impairments	119	107	355	317
Changes in provisions for pensions and retirement schemes	(47)	(31)	(118)	(93)
Changes in other provisions	12	(15)	25	(40)
Changes in deferred taxes		(24)	11	(5)
Changes in working capital	31	27	145	(78)

Net cash provided by operating activities	214	161	805	517
Acquisition/disposal of group and affiliated companies	(14)	32	(98)	(141)
Capital expenditure on property, plant and equipment	(111)	(155)	(320)	(334)
Disposals of property, plant and equipment	19	36	40	70
Changes in other financial fixed assets	10	(60)	(1)	(64)
Changes in minority interests			2	(2)

Net cash used in investing activities	(96)	(147)	(377)	(471)
Dividend	(70)	(67)	(185)	(146)
Changes in shareholders' equity				(33)
Long-term liabilities acquired	20	61	30	311
Long-term liabilities repaid	(18)	(16)	(69)	(16)
Changes in short-term bank debt	(62)	6	(363)	(232)

Net cash used by financing activities	(130)	(16)	(587)	(116)
Changes in cash and cash equivalents	(12)	(2)	(159)	(70)

Cash and cash equivalents at beginning of period	292	187	451	250
Exchange rate differences on cash items	(1)	(7)	(14)	(1)
Cash and cash equivalents from acquisition and	6		7	(1)
disposal of group companies
Changes in cash and cash equivalents	(12)	(2)	(159)	(70)
Cash and cash equivalents at end of period	285	178	285	178

CONSOLIDATED BALANCE SHEETS

After proposed appropriation of net income

Euro Million	At 30 Sept 2002	At 31 Dec 2001
Assets
Fixed assets
Intangible assets	2,746	2,807
Property plant and equipment	2,204	2,157
Financial fixed assets	639	623

Total fixed assets	5,589	5,587
Current assets
Inventory	61	56
Accounts receivable/prepayments	2,234	2,360
Cash and cash equivalents	285	451

Total current assets	2,580	2,867
Total assets	8,169	8,454

Group equity
Shareholders' equity	2,780	2,486
Minority interests	16	13

Total group equity	2,796	2,499
Provisions
Pensions and retirement schemes	830	949
Deferred tax liabilities	141	147
Other provisions	104	77
Total provisions	1,075	1,173
Liabilities
Interest bearing liabilities	1,796	2,180
Non Interest bearing liabilities	2,502	2,602

Total liabilities	4,298	4,782
Total liabilities and group equity	8,169	8,454

ADDITIONAL INFORMATION

Capital expenditure on property, plant and equipment

Euro Million	Q3 2002	Q3 2001	YTD 2002	YTD 2001
Mail	28	60	79	86
Express	41	39	123	142
Logistics	42	56	118	106
Total	111	155	320	334

Movement in shareholders' equity

Euro Million	YTD 2002	YTD 2001
Opening balance at 1 January	2,486	2,082
Net income for the period	387	416
Cash dividend	(70)	(67)
Stock dividend	—	30
Repurchase of shares	—	(33)
Foreign exchange effects	(23)	(9)
Balance at 30 September	2,780	2,419

NOTES TO THE FINANCIAL STATEMENTS

1.    Accounting policies

        Accounting policies have remained unchanged in the nine months to 30 September 2002.

2.    Non-allocated items

        The amount of profit before and after tax relating to non-allocated items is as follows:

	YTD 2002		YTD 2001
Euro Million
	Gross	Net	Gross	Net
Profit on sale of non-core business			33	33
Sale of real estate	—	—	78	50
Australia restructuring	—	—	(30)	(20)
One-off items	—	—	81	63
Other non-allocated costs	(7)	(5)	(11)	(7)
Total non-allocated items	(7)	(5)	70	56

3.    One-off items in YTD 2001

        One-off items (see note 2) impact the statement of income for the nine months to 30 September 2001 as follows:

Euro Million	Sale of non-core business	Sale of real estate	Australia write-off	Total
Revenues	28	78	—	106
Earnings from operations	—	—	—	—
EBITA	33	78	(30)	81
Operating income (EBIT)	33	78	(30)	81
Net income	33	50	(20)	63
Net income from continuing operations	—	50	(20)	30

4.    Composition of the Group

        There have been no material changes in the composition of the Group during the nine months to 30 September 2002.

5.    Changes in contingent liabilities/assets

        There have been no material changes in contingent liabilities or contingent assets since 31 December 2001.

6.    Employees

        Total number of employees at 30 September 2002 was 148,285 compared to 138,563 at 31 December 2001.

7.    Status of interim financial statements

        All amounts shown in the interim financial statements are unaudited.

FINANCIAL CALENDAR 2003

Thursday 20 February	Publication of 2002 full year results + press conference
Tuesday 1 April	Annual General Meeting of Shareholders
Thursday 3 April	Ex-dividend listing of TPG shares
Friday 11 April	Payment of final dividend
Friday 25 April	Publication of 2003 first quarter results
Monday 4 August	Publication of 2003 first half year results
Wednesday 6 August	Ex-dividend listing of TPG shares
Wednesday 13 August	Payment of interim dividend
Monday 27 October	Publication of 2003 third quarter results

CONTACT INFORMATION

Jon Downing Director of Investor Relations Contact:
Phone	+31 20 500 62 41
Fax	+31 20 500 75 15
Email	jon.downing@tpg.com
Emilie de Weert Manager of Investor Relations Contact:
Phone	+31 20 500 62 42
Fax	+31 20 500 75 15
Email	emilie.de.weert@tpg.com
Tanno Massar Director of Media Relations Contact:
Phone	+31 20 500 61 71
Fax	+31 20 500 75 20
Email	tanno.massar@tpg.com

SAFE HARBOR STATEMENT

        Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

        Certain information contained in this press release is forward looking. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. In addition to the assumptions specifically mentioned in this press release, there are a number of other factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Although not exhaustive, the following factors could cause such differences: substitution of alternative methods for delivering information for TPG's Mail and Express services; regulatory changes leading to further liberalisation in the Dutch and European postal markets, including changes resulting from pending proceedings with the Dutch regulator; intensifying competition in the mail, express and logistics businesses; decisions of competition authorities regarding proposed joint ventures or acquisitions; costs of complying with governmental regulations; adverse impacts of the 11 September terrorist attacks, subsequent hostilities and the anthrax incidents in the world and U.S. economies in general and on TPG's Mail, Express and Logistics businesses, and potentially higher operating costs; adverse impacts of additional terrorist activity or war; higher costs of insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils; impact of the current economic downturn and other risks and trends in the world economy and the timing, speed and magnitude of any economic recovery; fluctuations in fuel costs; changes in currency and interest rates; increased price transparency resulting from the adoption of the euro; changes in TPG's credit rating and their impact on TPG's financing costs and requirements; changes in TPG's relationship with the State of the Netherlands; limited back-up facilities in the event of major disruptions at key sites; incidents resulting from the transport of hazardous materials; mismatches between infrastructure requirements and capacity; strikes, work stoppages and work slowdowns and increases in employee costs; costs of integrating newly acquired businesses; and changes to the international conventions regarding the limitation of liability for the carriage of goods. These factors and other factors that could effect these forward-looking statements are described in TPG's annual report on Form 20-F and TPG's other reports filed with the U.S. Securities and Exchange Commission. TPG disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

        Amsterdam, the Netherlands, 18 November 2002

TPG DISAGREES WITH TARIFF DECISION OF MINISTRY OF ECONOMIC AFFAIRS

        The Ministry of Economic Affairs today has announced its decision on tariff regulation until 2007 and has set these out in a letter to parliament. Our understanding of the decision is:

  •
  Price freeze until end of 2006 on the mandatory part of mail business subject to the present price control system.

  •
  Intended liberalisation of the mail market in 2007 (conditional upon full market opening in the UK and Germany).

        TPG considers that the decision regarding the price control system is unbalanced. The present price control system works well, with extremely low postal rates for the consumer. The intended freeze on postal rates until 2007 undermines the freedom of entrepreneurship of TPG.

        This decision of the Ministry Economic Affairs will also lead to considerable further pressure on the profitability of the TPG Post organisation, which is already preparing a thorough restructuring in response to the declining postal volumes.

        CEO Peter Bakker: "This step is completely incomprehensible. We are being punished for our success. There is no reason whatsoever to revise the current price control system, which works well. The profit realised by TPG is not the result of high prices but of consistent sound enterpreneurship, innovation and efficiency. TPG Post is the most efficient postal company in Europe and the consumer benefits from this, because we offer the lowest postal rates in Europe. Over a period of twelve years, corrected for inflation, the price of a postage stamp has decreased by 30%".

        In addition, TPG concludes that the decision of the Secretary of State is a missed opportunity for achieving the required stability in the regulatory environment for the Dutch postal market. This stability is needed by TPG to prepare for fair competition with the European postal markets and is necessary to prepare the Dutch market for full liberalisation. The current decision does provide TPG with the clarity on tariff regulation, but lacks an all-encompassing view of the postal market so the decision of the Ministry of Economic Affairs on prices lacks any context.

        TPG is pleased that the government follows its wish to fully liberalise the postal market in 2007, which TPG announced in August. The Dutch government recognises the European character of the postal market by linking its intention to the condition that the postal markets in the UK and Germany are fully liberalised as well. TPG has accepted the invitation to take part in the discussions that have to work out the liberalisation in more detail.

        Amsterdam, the Netherlands. 23 December 2002

TPG IN FIRST GROUP TO WIN LONG-TERM MAIL LICENCE IN THE UK

        Postcomm, the UK mail regulator, today granted a long-term licence to TPG Post UK Limited, a subsidiary of the global mail, express and logistics company TPG N.V.

        TPG Post UK is in the first group to be awarded a long-term licence, which will allow it to carry bulk mail and provide consolidation services in the UK as from 1 January 2003.

        TPG Post UK intends to provide services to large companies, publishers, mailing houses and direct marketers who need a reliable, competitively priced service. The company will target customers with large individual mailings of over 4,000 items.

        Peter Bakker, CEO for TPG N.V., says that: "Securing this licence is another important step in our strategy to become the first pan-European mail company, with a presence in every European market. As the UK mail market is the second largest in Europe, it is an attractive market for TPG Post."

        Despite being the first non-UK company to be granted a long-term licence, TPG already has a strong presence in the UK with around 18,000 employees in its mail, express and logistics operations. It already operates in the UK mail distribution market with un-addressed mail delivery services, as well as value-added services in data and document management.

ABOUT TPG

        TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. It employs over 148,000 people in 60 countries and serves over 200 countries. The company reported sales of EUR 11.2 billion in 2001. In the first months of 2002 sales grew by 4.8 percent. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.
By:	/s/ TANNO MASSAR Name: Tanno Massar Title: Director TPG Media Relations

Date: 3 January 2003

QuickLinks

EXPLANATORY NOTE
HIGHLIGHTS OF THIRD QUARTER 2002 RESULTS
TPG DISAGREES WITH TARIFF DECISION OF MINISTRY OF ECONOMIC AFFAIRS
TPG IN FIRST GROUP TO WIN LONG-TERM MAIL LICENCE IN THE UK
ABOUT TPG
SIGNATURES